+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Smith & Nephew plc
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

          15 Adam Street
    ----------------------------------------------------------------------------
                                   (Street)

        London                  United Kingdom                     WC2N 6LA
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)              02/13/02
                                                                  --------------


3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)   98-0224867
                --------------

4.  Issuer Name and Ticker or Trading Symbol ORATEC Interventions, Inc. (OTEC)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer               X  10% Owner    ___ Other
                        (give title below)  ----                 (specify below)

    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person

      X  Form filed by More than One Reporting Person
    ----     TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock,
par value $0.001,
including the
associated preferred
stock purchase rights    None
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder: Report on a seperate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v). Page 1 of 3


              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses: *See Attachment A for explanation of responses.

                               /s/ Peter Hooley                February 25, 2002
                              -------------------------------  -----------------
                              Finance Director                       Date
                              **Signature of Reporting Person

*    If the form is filed by more than one reported person, see Instruction
     5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Joint Filer Information

Name:    Smith & Nephew, Inc.

Address:          1450 Brooks Road
                  Memphis, Tennessee 38116

Designated Filer: Smith & Nephew plc

Issuer and Ticker Symbol:

                  ORATEC Interventions, Inc. (OTEC)

Date of Event Requiring Statement:

                  02/13/02

Signature:        By:      /s/ James A. Ralston
                           -------------------------
                           Senior Vice President and
                           General Counsel


Name:    Orchid Merger Corp.

Address:          1450 Brooks Road
                  Memphis, Tennessee 38116

Designated Filer: Smith & Nephew plc

Issuer and Ticker Symbol:

                  ORATEC Interventions, Inc. (OTEC)

Date of Event Requiring Statement:

                  02/13/02

Signature:        By:      Smith & Nephew, Inc.

                  By:      /s/  James A. Ralston
                           -------------------------
                           Senior Vice President and
                           General Counsel

                                                               Attachment A
                                                               ------------

Explanation of Responses:

     On February 13, 2002, Smith & Nephew, Inc. ("Smith & Nephew"), Orchid Merger Corp. ("Sub") and ORATEC Interventions, Inc. ("ORATEC") entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for Sub's offer to purchase all of the outstanding shares of common stock, par value $0.001, of ORATEC, including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer & Trust Company, as rights agent (collectively, the "Shares"), at a purchase price of $12.50 per Share in cash (the "Offer"), followed by the merger of Sub with and into ORATEC (the "Merger"), with ORATEC surviving the Merger and becoming a wholly owned subsidiary of Smith & Nephew.

     Concurrently with the execution of the Merger Agreement, in order to induce Smith & Nephew and Sub to enter into the Merger Agreement, Kenneth W. Anstey, President, Chief Executive Officer and Director of ORATEC, Hugh R. Sharkey, Executive Vice President, Chief Technical Officer and Director of ORATEC, Nancy
V. Westcott, Chief Financial Officer and Vice President, Administration of ORATEC, Roger H. Lipton, Vice President, Sales and Marketing of ORATEC, Michael
D. Hassman, Vice President, Manufacturing of ORATEC, Theresa M. Mitchell, Vice President, Regulatory and Clinical Affairs and Quality Assurance of ORATEC, Richard M. Ferrari, Patrick F. Latterell, Jeffrey A. Saal, M.D. and Wayne R. Moon, Directors of ORATEC, Venrock Associates, L.P. and Venrock Associates II, L.P. (collectively, the "Stockholders") who own an aggregate of 3,248,426 of the outstanding Shares (approximately 13.99% of the outstanding Shares as of February 8, 2002), entered into stockholder agreements (the "Stockholder Agreements") with Smith & Nephew and Sub, as more fully described in the
Schedule 13D filed by Smith & Nephew plc.

     Pursuant to the Stockholder Agreements, each Stockholder has agreed that,
(a) the Stockholder will vote the Shares held by such Stockholder in favor of the Merger and the Merger Agreement; (b) the Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ORATEC or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of ORATEC's Certificate of Incorporation or Bylaws or other proposal or transaction involving ORATEC, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) the Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of his or her Shares to any person other than Sub or Sub's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) the Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expect to lead to, any Takeover Proposal; and (e) the Stockholder will tender pursuant to the Offer and not withdraw the Shares owned by such Stockholder. In addition, pursuant to the Stockholder Agreements, each Stockholder has granted to, and appointed, Smith & Nephew and each of its designees, and each of them individually, as the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares (as defined in the Stockholder Agreements), or execute one or more written consents in respect of the Subject Shares, (i) in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the transactions contemplated by the Merger Agreement, (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, capitalization, dissolution, liquidation or winding up of or by ORATEC or any other Takeover Proposal and (iii) against any amendment of ORATEC's Certificate of Incorporation or Bylaws or other proposal, transaction or agreement involving ORATEC or any of its subsidiaries, which amendment or other proposal transaction or agreement would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any other transactions contemplated by the Merger Agreement.

     The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) the valid termination of the Merger Agreement.

     By reason of the Stockholder Agreements, Smith & Nephew plc, Smith & Nephew and Sub may be deemed to be the beneficial owner of, in the aggregate, 3,248,426 Shares (the "Stockholders Shares") and may be deemed to have shared power to vote or direct the vote of the Stockholders Shares or shared power to dispose or direct the disposition of the Stockholders Shares. By virtue of the limited nature of the Stockholder Agreements, Smith & Nephew plc, Smith & Nephew and Sub expressly disclaim beneficial ownership of the Stockholders Shares.